SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )


                        NATIONAL VISION ASSOCIATES, LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    638459107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)

--------------------------
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

CUSIP No.  638459107           13G            Page 2 of 8 Pages
---------------------------                           ------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WisdomTree Capital Management, Inc.
          I.D. #13-3729429
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     |_|
                                                              (b)     |X|
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3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                     0 shares of Common Stock
         NUMBER OF            -------------------------------------------------
          SHARES              6        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0 shares of Common Stock
           EACH               -------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      0 shares of Common Stock
                              -------------------------------------------------

                              8        SHARED DISPOSITIVE POWER

                                     0 shares of Common Stock
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares of Common Stock
------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     |-|
------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 8 Pages

CUSIP No.  638459107                   13G            Page 3 of 8 Pages
---------------------------                           ------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WisdomTree Associates, L.P.
          I.D. #13-3729430
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     |_|
                                                              (b)     |X|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                     0 shares of Common Stock
         NUMBER OF            -------------------------------------------------
          SHARES              6        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0 shares of Common Stock
           EACH               -------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                       0 shares of Common Stock
                              -------------------------------------------------

                              8        SHARED DISPOSITIVE POWER

                                      0 shares of Common Stock
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares of Common Stock
------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    |-|
------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 8 Pages

CUSIP No.  638459107                   13G            Page 4 of 8 Pages
---------------------------                           ------------------------

-------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          WisdomTree Offshore LTD.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)     |_|
                                                              (b)     |X|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                              5        SOLE VOTING POWER

                                     0 shares of Common Stock
         NUMBER OF            -------------------------------------------------
          SHARES              6        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    0 shares of Common Stock
           EACH               -------------------------------------------------
         REPORTING            7        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      0 shares of Common Stock
                              -------------------------------------------------

                              8        SHARED DISPOSITIVE POWER

                                     0 shares of Common Stock
-------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares of Common Stock
------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    |-|
------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 8 Pages

CUSIP No.  638459107                   13G            Page 5 of 8 Pages
---------------------------                           ------------------------


Item 1(a).        Name of Issuer:

                  National Vision Associates, Ltd.
------------------------------------------------------------------------------
Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  39 Graystone Highway, Lawrenceville, Georgia  30245
------------------------------------------------------------------------------
Item 2(a).        Name of Persons Filing:

                  WisdomTree Capital Management, Inc. ("WTInc")

                  WisdomTree Associates, L.P. ("WTAssociates")

                  WisdomTree Offshore, LTD. ("WTOffshore")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  WTInc: WisdomTree Capital Management, Inc., 1633 Broadway, New York, New York 10019

                  WT Associates: WisdomTree Associates, L.P., 1633 Broadway,
                  New York, New York   10019

                  WT Offshore: WisdomTree Offshore, LTD., Zephyr House, 5th Floor, P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies

Item 2(c).        Citizenship:

                  U.S.A.
-------------------------------------------------------------------------------
Item 2(d).        Title of Class of Securities:

                  Common Stock
-------------------------------------------------------------------------------
Item 2(e).        CUSIP Number:

                  638459107
-------------------------------------------------------------------------------

                                Page 5 of 8 Pages

CUSIP No.  638459107                   13G            Page 6 of 8 Pages
---------------------------                           ----------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |_| Broker or dealer  registered  under  Section 15 of the Exchange Act;
(b) |_| Bank as defined in Section  3(a)(6) of the Exchange  Act;
(c) |_| Insurance company as defined in Section  3(a)(19) of the Exchange Act;
(d) |_| Investment company registered under Section 8 of the Investment Company Act;
(e) |_| An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule
        13d- 1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

    If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

Item 4.  Ownership

     (a) As of the close of business on December 31, 1998, none of the Reporting Persons beneficially owned any shares of Common Stock.


     (b)  See Item 4(a), above.

     (c)  See Item 4(a), above.



                                Page 6 of 8 Pages

CUSIP No.  638459107                   13G            Page 7 of 8 Pages
---------------------------                           ------------------------



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10. Certifications.


                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."




                                Page 7 of 8 Pages

CUSIP No.  638459107                   13G            Page 8 of 8 Pages
---------------------------                           ------------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 10, 1999           WisdomTree Associates, L.P.


                                     By:  WisdomTree Capital Management, Inc.,
                                          General Partner

                                        /s/ Jonathan L. Steinberg
                                     By:________________________________________
                                         Name: Jonathan L. Steinberg
                                         Title: Chairman and Chief
                                                Executive Officer


Dated:  February 10, 1999          WisdomTree Capital Management, Inc.

                                        /s/ Jonathan L. Steinberg
                                    By:________________________________________
                                         Name: Jonathan L. Steinberg
                                         Title: Chairman and Chief
                                                Executive Officer


Dated:  February 10, 1999          WisdomTree Offshore, Ltd.

                                       /s/ Jonathan L. Steinberg
                                    By:_______________________________________
                                        Name: Johnathan L. Steinberg
                                        Title: Director





                                Page 8 of 8 Pages